UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 58669/September 29, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13175

In the Matter of	:	
	:	
CAMTEK TECHNOLOGIES, INC.,	:	
CHALLEDON, INC.,	:	
CUTTY SARK MANAGEMENT, INC.,	:	ORDER MAKING FINDINGS AND
DMFI, INC.,	:	REVOKING REGISTRATIONS
FAR REACH HOLDINGS LTD.,	:	BY DEFAULT
FOR SALE.COM, INC.,	:	
HITCHIN POST, INC.,	:	
MINING, MILLING, MANUFACTURING,	:	
& MARKETING, INC. OF NEVADA, and	:	
WESTERN MOUNTAIN MINING, INC.	:	

SUMMARY

       This Order revokes the registrations of registered securities of Respondents Camtek Technologies, Inc., Challedon, Inc., Cutty Sark Management, Inc., DMFI, Inc., Far Reach Holdings Ltd., For Sale.com, Inc., Hitchin Post, Inc., Mining, Milling, Manufacturing, & Marketing, Inc. of Nevada, and Western Mountain Mining, Inc. (collectively, Respondents). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

       The Commission initiated this proceeding on September 9, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. All Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by September 13, 2008.[1] To date, none of the Respondents has filed an Answer to the OIP, due

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[1] All Respondents were served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Camtek Technologies, Inc., CIK No. 1140567,[2] is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on June 4, 2001.
.

Challedon, Inc., CIK No. 1130634, is an expired Utah corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2001, which reported an accumulated deficit of $20,072.

Cutty Sark Management, Inc., CIK No. 1103180, is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB on January 14, 2000.

DMFI, Inc., CIK No. 1138657, is a forfeited Texas corporation located in Alexandria, Louisiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001.

Far Reach Holdings Ltd., CIK No. 1103097,) is a revoked Nevada corporation located in Palm Desert, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported an accumulated deficit of $5,897.

For Sale.com, Inc., CIK No. 1140006, is a revoked Nevada corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported liabilities of $11,738.

Hitchin Post, Inc., CIK No. 1103098, is a revoked Nevada corporation located in Palm Desert, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $7,897.

Mining, Milling, Manufacturing, & Marketing, Inc. of Nevada, CIK No. 1128962, is a Nevada corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB on January 2, 2001.

Western Mountain Mining, Inc., CIK No. 1098420, is a revoked Nevada corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported an accumulated deficit of $50,075.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Camtek Technologies, Inc., of Nevada, and is REVOKED;

the REGISTRATION of the registered securities of Challedon, Inc., is REVOKED;

the REGISTRATION of the registered securities of Cutty Sark Management, Inc., is REVOKED;

the REGISTRATION of the registered securities of DMFI, Inc., is REVOKED;

the REGISTRATION of the registered securities of Far Reach Holdings Ltd., is REVOKED;

the REGISTRATION of the registered securities of For Sale.com, Inc., is REVOKED;

the REGISTRATION of the registered securities of Hitchin Post, Inc., is REVOKED;

the REGISTRATION of the registered securities of Mining, Milling, Manufacturing, & Marketing, Inc. of Nevada is REVOKED; and

the REGISTRATION of the registered securities of Western Mountain Mining, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge